July 30, 2014
Via Edgar
Mr. Ethan Horowitz
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2013 filed February 27, 2014 and Supplemental Response Dated July 8, 2014 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated July 16, 2014

Dear Mr. Horowitz,
On behalf of WPX Energy, Inc. (“WPX” or the “Company”), this letter responds to the Staff’s letter dated July 16, 2014 (the “Comment Letter”) with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2013, File No. 001-35322. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.
Based on our review of the Staff Comment Letter, and as further described herein, we believe that the disclosures in our filed Form 10-K are materially correct, clear and consistent with industry practice, and therefore believe that no amendments to our existing filings are necessary.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We hope the Staff will consider this letter to be responsive to the comments.

Mr. Ethan Horowitz
Securities and Exchange Commission
July 30, 2014

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 6 - Asset Sales, Impairments and Exploration Expenses, page 85

1.
Your response to comment 1 in our letter dated June 24, 2014 states that the remaining costs associated with your properties in the Appalachian Basin reflect your leasehold acquisition costs after the impairment charge recognized during the fiscal year ended December 31, 2013. Please tell us when the primary lease term associated with this acreage expires and describe your intentions for future activity over the remaining term, including with regard to your drilling plans. In addition, please tell us whether the acquisition costs associated with this leasehold were deemed to be “not individually significant” pursuant to FASB ASC 932-360-35-11 prior to the date on which you recognized the impairment charge noted above.

As of December 31, 2014, the remaining capitalized costs associated with our leasehold in the Appalachian Basin totaled approximately $44 million after the impairment charge of $317 million which was recorded, in part, as a result of our impairment charge on the proved properties. The portion of the $44 million associated with leases that have expiration dates in 2014 and 2015 was approximately $0.5 million and $3.6 million, respectively. The remaining portion of the $44 million primarily relates to our acreage in Susquehanna County, Pennsylvania of which approximately $20 million is on acreage that expires in 2016 and 2017, approximately $3 million in 2018 and approximately $17 million relates to acreage that is held by production or operations. Our development plans as of December 31, 2013, included performing completions on partially drilled wells and evaluating performance after changes to field compression and completion techniques. Given that the largest portion of the remaining leasehold costs is associated with leases that will either expire in 2016 and 2017 or is held by production, we continue to evaluate the development of the acreage and the timing of any development. As we continue to refine our completion techniques and as field compression and gathering become more reliable, we will solidify our drilling plans on this acreage. Also during 2013, we temporarily released contracted drilling rigs to other operators as we made these evaluations. These rigs are currently scheduled to return to us at various times, ranging from late 2014 through the first half 2015. All of the above items have been considered as we evaluate and determine success rates to apply to the acreage prospects with the remaining acreage costs amortized over the average remaining life of the leases. The success rates are evaluated quarterly along with the overall intentions of management in regards to the acreage prospects..

The acquisition costs associated with approximately 2,750 leases prior to and after the impairment were accounted for as “not individually significant” pursuant to FASB ASC 932-360-35-11 as disclosed in our Annual Report on Form 10-K.

Mr. Ethan Horowitz
Securities and Exchange Commission
July 30, 2014

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (539) 573-8572.

Sincerely,
/s/ J. KEVIN VANN
J. Kevin Vann
Senior Vice President, Chief Financial Officer and Controller (Principal Accounting Officer)

cc:	Svitlana Sweat, Securities and Exchange Commission